                                                                    Exhibit 12-A

                        Delmarva Power & Light Company

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)

                                                     12 Months
                                                       Ended                         Year Ended December 31,
                                                      June 30,     ------------------------------------------------------------
                                                        2001         2000         1999         1998         1997         1996
                                                      --------     --------     --------     --------     --------     --------
Income before extraordinary item                      $255,578     $141,816     $142,179     $112,410     $105,709     $116,187
                                                      --------     --------     --------     --------     --------     --------

Income taxes                                           168,464       81,510       95,321       72,276       72,155       78,340
                                                      --------     --------     --------     --------     --------     --------
Fixed charges:
  Interest on long-term debt
   including amortization of
   discount, premium and expense                        76,188       77,178       77,790       81,132       78,350       69,329
  Other interest                                         5,633        7,512        6,117        9,328       12,835       12,516
  Preferred dividend requirements
   of a subsidiary trust                                 5,687        5,687        5,687        5,688        5,687        1,390
                                                      --------     --------     --------     --------     --------     --------
   Total fixed charges                                  87,508       90,377       89,594       96,148       96,872       83,235
                                                      --------     --------     --------     --------     --------     --------

Nonutility capitalized interest                              -            -            -            -         (208)        (311)
                                                      --------     --------     --------     --------     --------     --------
Earnings before extraordinary
 item, income taxes, and fixed charges                $511,550     $313,703     $327,094     $280,834     $274,528     $277,451
                                                      ========     ========     ========     ========     ========     ========

Ratio of earnings to fixed charges                        5.85         3.47         3.65         2.92         2.83         3.33

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the estimated interest component of rentals.